Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 2, 2018

NOTICE IS HEREBY GIVEN that on August 2, 2018, at 4:00 p.m. (Israel time), the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

The matters on the agenda of the Meeting, and a summary of the proposed resolutions is as follows:

1.
To re-elect Mr. Zwi Williger, Mr. Joseph Williger, Mr. Gil Hochboim, Mr. David Donin, and Mr. Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.	To elect Mrs. Einav Brar as an External Director of the Company for a period of three years commencing as of the date of approval by the Meeting and to approve her compensation;

3.	To elect Mr. Idan Ben-Shitrit as an External Director of the Company for a period of three years as of the date of approval by the Meeting and to approve his compensation;

4.	To appoint BDO Ziv Haft as the Company's new independent accounting firm for the year ending December 31, 2018 and for the period until the next Annual General Meeting of the Company's shareholders;

5.
To approve exemption and indemnification letters for (i) Mrs. Einav Brar and Mr. Idan Ben-Shitrit, commencing as of the date of approval by the Meeting, and (ii) Mr. Gil Hochboim, Mr. David Donin and Mr. Victor Bar (the "Current Directors") commencing as of June 20, 2017 (subject to the approval of the proposal to re-elect the Current Directors as directors of the Company in  proposal 1 above); and

6.	To approve the terms of office of Mr. Michael Luboschitz, in his capacity as the Company’s chief executive officer (“CEO”), in accordance with the terms of the Compensation Policy.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2017, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (i.e., no later than July 31, 2018 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend the meeting, a shareholder can ensure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning his or her proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, no later than 48 hours prior to the Meeting (i.e., no later than July 31, 2018 at 4:00 p.m. Israel time).

The Company has fixed the close of business on June 26, 2018 as the record date (the “Record Date”) for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on June 26, 2018 are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from June 28, 2018 until August 1, 2018, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

By order of the Board of Directors

/s/ Joseph Williger
Joseph Williger
Co-Chairman of the Board of Directors	Dated: Yavne, Israel, June 26, 2018

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT
 ______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on August 2, 2018 at 4:00 p.m. (Israel time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about July 2, 2018.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting (i.e., no later than July 31, 2018 at 4:00 p.m. Israel time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to Mr. Amir Kaplan, CFO of the Company at the Company’s offices prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Board may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The adoption of resolutions 1, 4 and 5 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting

The approval of proposals 2 and 3 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of proposal 6 require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not the controlling shareholder in the Company and who have no personal interest in approval of the applicable proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to proposals 2, 3 and 6 or have a personal interest in the approval of proposals 2, 3 and 6, no matter whether you vote for or against these Proposals. If you fail to notify the Company as to whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to proposals 2, 3 and 6, or have a personal interest in the approval of proposals 2, 3 and 6, your vote will not be counted with respect to the proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on June 26, 2018 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,240,913 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposals to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from June 28, 2018 until August 1, 2018, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, you may do so pursuant to regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than July 23, 2018. Our Board may respond to your notice no later than July 28, 2018.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of June 26, 2018, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of June 26, 2018.

All of the shareholders of the Company, including Willi-Food Investments Ltd. ("Willi-Food") have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi-Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of June 26, 2018, 2,784,296 Ordinary Shares (approximately 21.03% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company’s outstanding Ordinary Shares.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments Ltd. (1)	8,200,542	61.93%
B.S.D Crown Ltd. (formerly Emblaze Ltd.) (2)	8,971,617	67.76%
Joseph and Zwi Williger (3)	9,167,612	69.23%
Brian Gaines (4)	1,289,005	9.73%
All directors and officers as a group (5)	9,167,612	69.23%
(1)	Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.
(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food, and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd. ("BSD"). Willi-Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
Willi-Food is controlled by its majority shareholder, BSD, which directly owns 771,075 Ordinary Shares of the Company. Joseph Williger owns through YMDHI (a company held 100% by him) 11.05% of BSD's outstanding shares (excluding dormant shares), and owns through YWMI (a company held 100% by him) additional 9.08% of BSD's outstanding shares (excluding dormant shares), and collectively 20.13% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares. Zwi Williger owns through Zwi V&Co (a company held 100% by him) 14.12% of BSD's outstanding shares (excluding dormant shares) and owns directly 8.50% of BSD's outstanding shares (excluding dormant shares), and collectively 22.62% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with Joseph Williger holdings', constitutes a 42.75% holdings of BSD. In addition, Joseph Williger owns directly 12,000 Ordinary shares of the Company, and Zwi Williger owns directly 183,995 ordinary shares of the Company. Accordingly, Joseph Williger and Zwi Williger may each be deemed to beneficially own 9,167,612 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Joseph Williger and 183,995 shares held by Zwi Williger), or approximately 69.23% of the outstanding Ordinary Shares. Based on a Schedule 13D filed on August 3, 2017, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act; however, Zwi Williger and Joseph Williger have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)
Based on a Schedule 13G filed February 13, 2018, this amount consists of 1,120,455 Ordinary Shares (representing 8.46% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls, and that Mr. Gaines may be deemed to beneficially own (in total representing 1.27% of our total shares outstanding). Based on said Schedule 13G, Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(5)	Based on information provided to us, all of the Company's directors and officers as a group hold 9,167,612 Ordinary Shares representing 69.23% of our total shares outstanding.

PROPOSAL NO. 1	ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, (iii) Mr. Gil Hochboim, (iv) Mr. David Donin and (v) Mr. Victor Bar. Such nominees are to serve together with the External Directors of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Zwi Williger, age 63, has served as the active Co-Chairman of the board of the Company (together with his brother Mr. Joseph Williger) and as a Chairman of the board of Willi-Food, the controlling shareholder of the Company, since August 13, 2017 and June 12, 2017, respectively. He has also served as a director of BSD, the controlling shareholder of Willi-Food, since May 2017. In addition, from January 1994 until January 2016 he served as an active chairman of the board of the Company and a director and a CEO of Willi-Food. Prior to that and from inception of the Company in 1994 until 1997, he had served as a director and Manager of Marketing Development of the Company. In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011. Mr. Williger attended Fresno University in California.

Joseph Williger, age 61, has served as the active Co-Chairman of the board of the company (together with his brother Mr. Zwi Williger) and as a director of Willi-Food the controlling shareholder of the Company since June 20, 2017 and June 12, 2017, respectively. He has also served as the Chairman of the Board of BSD, the controlling shareholder of Willi-Food, since May 2017. From January 1994 until September 2011 he served as the Chief Executive Officer of the Company and from September 2011 (when he ceased serving as Chief Executive Officer of the Company) until January, 2016 he served as president of the Company. Mr. Williger has also served as a director of the Company since January, 1994 until January, 2016 and the Chairman of the company's subsidiaries, WFD and Gold Frost, since 1996 and 2001 until January 2016, respectively. Mr. Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

Gil Hochboim, age 48, has served as director of the Company and Willi-Food, the controlling shareholder of the Company, since June 2017. He has also served as a director of BSD, the controlling shareholder of Willi-Food, since May 2017. Mr. Hochboim serves as a CFO at S.R. Accord Ltd, a public company active in the non-bank credit field. Mr. Hochboim served as the CEO of the Company and Willi-Food between 2011 and 2015. Mr. Hochboim is a certified public accountant (Israel) and holds a B.A in Business Management and accounting from the Academic College of Management, Tel-Aviv, Israel.

David Donin, age 61, has served as independent director of the Company since June 20, 2017. He has also served since 1991 as founder and CEO of Biconix International, a business solution services company David earned his Bachelor of Economics and Accounting from Bar Ilan University and his Master's Degree, magna cum laude, in Business Administration from Pace University in New York.

Victor Bar, age 53, has served as independent director of the Company since June 2017. In addition, Mr. Bar is director in his own company "Victor bar consultant LTD". Since 2015 Mr. Bar providing financial and other economy services includes value estimation opinions for companies and entities. Between 2014 and 2016, Mr. Bar served as a CFO of "Edriel Israel assets Ltd", public company traded in Tel Aviv stock exchange working in Real Eestate. Between 2011 and 2014 Mr. Bar served as CFO of "P2W Ltd" Company that working in water treatment and purification for gold mines in Africa. Between 2007 and 2011 Mr. Bar served as a CFO of "New Horizon Group Ltd" public company traded in Tel Aviv stock exchange working in Real Estate in east Europa, Latvia and U.S.A. Mr. Bar holds a B.A. in accounting and economy from Bar Ilan University and C.P.A license in Israel since 1992.

Audit Committee

The Company's Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three members and be comprised only of independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The Board of Directors has determined that Ms. Sigal Grinboim (Chair), Mr. Menashe Arnon, Mr. David Donin and Mr. Victor Bar qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee. At the Meeting, the shareholders will be asked to appoint Mrs. Einav Brar and Mr. Idan Ben-Shitrit as External Directors. The Board of Directors has determined that Mrs. Einav Brar and Mr. Idan Ben-Shitrit qualify as independent Directors under the current Nasdaq requirements. If elected, Mrs. Einav Brar and Mr. Idan Ben-Shitrit will serve as members of the Audit Committee. Ms. Sigal Grinboim and Mr. Menashe Arnon, the current External Directors, will continue to serve as members of the Audit Committee until July 2, 2018 and August 30, 2018, respectively (at the end of their three years terms as External Directors).

The responsibilities of the Audit Committee under the Companies Law include among others identifying irregularities in the management of the Company's business, approving related party transactions as required by law, evaluating internal controls of the company and evaluating the scope of work of the external auditor. Under Nasdaq rules Audit Committee responsibilities include among others overseeing accounting and financial reporting processes of the Company and audits of financial statements.

Compensation Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ms. Sigal Grinboim (Chair), Mr. Menashe Arnon and Mr. Victor Bar are members of the compensation committee and qualify to be members of a compensation committee under the Companies Law. At the Meeting, the shareholders will be asked to appoint Mrs. Einav Brar and Mr. Idan Ben-Shitrit as External Directors. If elected, Mrs. Einav Brar and Mr. Idan Ben-Shitrit will serve as members of the Compensation Committee. Ms. Sigal Grinboim and Mr. Menashe Arnon, the current External Directors, will continue to serve as members of the Compensation Committee until July 2, 2018 and August 30, 2018 respectively (at the end of their three years terms as External Directors).

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board of Directors the compensation policy for the Company's officers and determine whether to approve the terms of office and employment of the Company's officers in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi-Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board of Directors and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger, Gil Hochboim, David Donin and Victor Bar be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2	ELECT MRS. EINAV BRAR AS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

The Board of Directors has proposed to elect Mrs. Einav Brar as an External Director for a period of three years, commencing from the Meeting date.

Companies Law Requirements Regarding External Directors

We are subject to the provisions of the Companies Law which requires that we have at least two External Directors. See below for a description of certain persons that may not serve as External Directors under the Companies Law. In addition, each committee of our board of directors entitled to exercise any powers of our board is required to include at least one external director. The audit committee and compensation committee must include all the external directors.

Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by such controlling shareholder, may not engage an External Director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise. Under regulations adopted under the Companies Law ("Regulations"), a director having financial and accounting expertise is a person who is determined by the Board, due to his or her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has "Professional Expertise" if he or she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law, or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination.

A person may not serve as an external director if such person is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his or her relatives, partners, employers, someone to whom he is subordinated directly or indirectly or entities under the person’s control, have or had any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional two three-year terms.

External directors may be compensated only in accordance with the Regulations. The Regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the Regulations, an amount within a range set in the Regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the Regulations, which does not exceed the "maximum amount", does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

Compensation of external directors must be determined prior to their consent to serve as an external director and prior to their appointment as external directors. The compensation of Mrs. Einav Brar will be as the same as all other directors of the Company and shall be equal to the determined "minimum amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

The Board of Directors has nominated Mrs. Einav Brar as a member of the Audit Committee and the Compensation Committee.

The following information with respect to Mrs. Einav Brar is based on information furnished to it by Mrs. Einav Brar.

Einav Brar, age 47. Since 2015, Mrs. Brar has served as owner and CEO of TLV Medical Center, and from 1994 until 2015, she served as founder and former CEO of DPL - Disposable Hygienic Products LTD. Einav Brar earned her bachelor's degree (BA) in Business Administration from Roppin Academic Center.

Mrs. Einav Brar has attested to the Board of Directors and to the Company by completing a statement substantially in the form attached hereto as Appendix A that she complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director. In addition, the Board of Directors’ has determined that Mrs. Einav Brar satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, that Mrs. Einav Brar be, and hereby is, elect to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shall be the "minimum amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The approval of Proposal 2 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 2

PROPOSAL NO. 3	ELECT MR. IDAN BEN-SHITRITAS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

The Board of Directors has proposed to elect Mr. Idan Ben-Shitrit as an External Director for a period of three years, commencing from the Meeting date.

The Board of Directors has nominated Mr. Idan Ben-Shitrit as a member of the Audit Committee and the Compensation Committee.

The compensation of Mr. Idan Ben-Shitrit will be as the same as all other directors of the Company and shall be equal to the determined "minimum amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended.

The following information with respect to Mr. Idan Ben-Shitrit is based on information furnished to it by Mr. Idan Ben-Shitrit.

Idan Ben-Shitrit, age 44, has served, since 2009, as a self-employed portfolio manager at Meitav Co. & Altris Co. Mr. Idan earned his bachelor of arts (BA) in Mathematics and Economics from Tel-Aviv University and MBA (Finance) from IDC Herzliya.

Mr. Idan Ben-Shitrit has attested to the Board of Directors and to the Company by completing a statement substantially in the form attached hereto as Appendix A, that he complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director. In addition, the Board of Directors’ has determined that Mr. Idan Ben-Shitrit satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, that Mr. Idan Ben-Shitrit be, and hereby is, elected to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and his compensation shall be the "minimum amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The approval of Proposal 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 3.

PROPOSAL NO. 4	APPOINTMENT OF INDEPENDENT ACCOUNTING FIRM

On June 5, 2018 the Company announced that it had been notified by its independent public accountant, Brightman Almagor Zohar & Co. Certified Public Accountants, Member of Deloitte Touche Tohmatsu Limited ("Brightman"), that the client-auditor relationship between the Company and Brightman has ceased. This notice was due to Brightman's inability to satisfy auditor "independence" requirements. Brightman also ceased its client-auditor relationship with Willi-Food, the parent of the Company, and with BSD, the controlling shareholder of Willi-Food.

The inability to satisfy independence requirements results from a notice Brightman received from BSD stating that the Board of Directors of BSD had resolved to file a claim against Brightman and others based on the causes of action included in the application for a derivative action filed in July 2016 against BSD, the former controlling shareholders of BSD, directors and managers of BSD (none of whom is a director or officer of the Company or Willi-Food) and the independent accounting firm of BSD.

In light of the notice of cessation from Brightman, at the Meeting, the shareholders will be asked to approve the appointment of BDO Ziv Haft, as the new independent accounting firm of the Company for the year ending December 31, 2018 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of BDO Ziv Haft, as the new independent accounting firm of the Company for the year ending December 31, 2018 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommend that the shareholders vote FOR Proposal No. 4.

PROPOSAL NO. 5	APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTERS FOR MRS. EINAV BRAR, MR. IDAN BEN-SHITRIT, MR. GIL HOCHBOIM, MR. DAVID DONIN AND MR. VICTOR BAR

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.

For the avoidance of doubt, the exemption and indemnification letter which is the subject of this proposal is identical to the form approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:

http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and Board of Directors believe that it is in the Company’s best interest to approve the above referenced exemption and indemnification letters for Mrs. Einav Brar and Mr. Idan Ben-Shitrit, who are proposed to be appointed as External Directors in the Meeting, and to approve exemption and indemnification letters for the Current Directors (Mr. Gil Hochboim, Mr. David Donin and Mr. Victor Bar). The exemption and indemnification letters for Mrs. Einav Brar, Mr. Idan Ben-Shitrit and the Current Directors were approved by the Compensation Committee on June 20, 2018.  The proposal to approve the exemption and indemnification letters for the Current Directors is subject to the approval of the proposal to re-elect the Current Directors as directors of the Company in proposal 1 above.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letters for (i) Mrs. Einav Brar and Mr. Idan Ben-Shitrit commencing as of the date of approval by the Meeting and (ii) Mr. Gil Hochboim, Mr. David Donin, and Mr. Victor Bar, commencing as of June 20, 2017, in accordance with the Company's Compensation Policy."

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

The Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 5.

PROPOSAL NO. 6	APPROVAL OF THE TERMS OF OFFICE OF MR. MICHAEL LUBOSCHITZ, IN HIS CAPACITY AS THE COMPANY’S CHIEF EXECUTIVE OFFICER

The Board appointed Mr. Michael Luboschitz as CEO effective as of January 1, 2018.

On December 5, 2017 and December 13, 2017 the Compensation Committee of the Company and the Board, respectively, unanimously approved the following terms of office of Mr. Luboschitz.

At the Meeting, the shareholders will be asked to approve Management Service Agreement with company controlled by Mr. Luboschitz, commencing as of January 1, 2018 (collectively the “Management Service Agreement”). The main terms and conditions of the Management Service Agreement are as follows:

Monthly Payment – For 100% of a full time position, monthly service fees of NIS 73,000 plus VAT (currently approximately USD 20,300, plus VAT) (“Monthly service fees”);

Vehicle - In addition to the monthly service fees, NIS 5,000 (currently approximately USD 1,400) per month for vehicle, and the vehicle's operating expenses (including insurance, fuel, tolls and fees);

Profit Related Bonus - an annual bonus determined according to measureable quantitative criteria (the “Measureable Bonus”) as follows:

The Measureable Bonus mechanism:

▪
A Measurable Bonus will only be paid if the Company's annual consolidated operating profit before bonuses for all Company officers ("Annual Operating Profit Before Bonuses") is at least NIS 15 million (currently approximately USD 4.2 million).

▪
Achieving or exceeding the Minimum Operating Profit before Bonuses will entitle Mr. Luboschitz to receive a bonus in the following manner: (i) a Bonus of 0.5% of the actual operating profit before Bonuses up to and including the Minimum Operating Profit before Bonuses; and (ii) a Bonus of 0.75% of the actual operating profit before Bonuses exceeding the Minimum Operating Profit before Bonuses.

▪	The maximum annual Measurable Bonus to be paid to Mr. Luboschitz will not exceed NIS 330,000, plus VAT (currently approximately USD 92,000, plus VAT).

Equity based compensation - in the event the Company will decide to grant equity based compensation, the Company may grant Mr. Luboschitz Company securities as determined by the Company’s organs and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period and Retirement Term -

▪
Each of the Company and Mr. Luboschitz may terminate the Management Service Agreement at any time, and for any reason, by prior written notice of 30 days in the first six months of service and 60 days during the rest of the period. During the notice period Mr. Luboschitz must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Luboschitz's duties to such person(s) as will be designated by the Board, unless the Board decides to conclude his service before the end of the notice period.

Absence of employer/employee relations -

Benefits in general, including the social benefits of the CEO and income tax payments, national insurance payments and other payments due on account of the services to be provided under the Management Services Agreement, are to be at the sole expense of Mr. Luboschitz Management Company. Mr. Luboschitz' Management Company has undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.

Mr. Luboschitz will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:

http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt.

The Compensation Committee and Board approved the terms of office and employment of Mr. Luboschitz based on the following determinations:

1.
The terms of office of Mr. Luboschitz are fair and reasonable with regard to the scope of the Company’s operations and the complexity of the CEO's role and reflect his level of education, abilities, professional and experience.

2.	The terms of office of Mr. Luboschitz are on acceptable market terms for chief executive officers of companies comparable to the Company.

3.	The terms of office of Mr. Luboschitz are similar to the terms of office and employment of the former CEO of the Company, Mr. Tim Cranko.

4.
The terms of office of Mr. Luboschitz are consistent with the terms of the Compensation Policy as approved by the General Meeting of Shareholders in October 17, 2017 and may be found in Appendix A to the following link:

https://www.sec.gov/Archives/edgar/data/1030997/000117891317002641/exhibit_99-1.htm

It is proposed that at the Meeting, the following Resolution be adopted:

 “RESOLVED, to approve the terms of office of Mr. Michael Luboschitz, in his capacity as the Company’s CEO, in accordance with the terms of the Compensation Policy.

Approval of Proposal No. 6 requires the affirmative vote of shareholders holding at least a majority of the Company's Ordinary Shares present in person or by proxy, and voting on the matter, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholder of the Company and who do not have a personal interest in approval of the Terms of Office and Employment of Mr. Luboschitz and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 6.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2017, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between June 28, 2018 until August 1, 2018, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2017, together with the report of the auditors thereon, is available upon request by writing to Mr. Amir Kaplan, Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: June 26, 2018

By Order of the Board of Directors
Joseph Williger, co-Chairman of the Board of Directors

Appendix A Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)
offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.